Exhibit 99.1

E-Home Household Service Holdings Limited Announces Pricing of Initial Public Offering

Fuzhou, China, May 14, 2021 – E-Home Household Service Holdings Limited (the “Company”), a household service company based in Fuzhou, China, today announced the pricing of its initial public offering ("Offering") of 5,555,556 ordinary shares at a public offering price of US$4.5 per share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading today, May 14, 2021 under the ticker symbol “EJH”.

The Company expects to receive aggregate gross proceeds of US$25 million from this Offering, before deducting underwriting discounts and other offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 666,667 ordinary shares at the public offering price. The Offering is expected to close on or about May 18, 2021, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for investment in product development, sales and marketing activities, and technology infrastructure; improvement of corporate facilities and other general and administrative matters; acquisition of, or investment in, technologies, solutions or businesses that complement our business; and general corporate purposes.

The Offering is being conducted on a firm commitment basis. Joseph Stone Capital, LLC is acting as the lead underwriter for the Offering. Bevilacqua PLLC is acting as counsel to the Company, and Davidoff Hutcher & Citron LLP is acting as counsel to Joseph Stone Capital, LLC in connection with the Offering.

A post-effective amendment to the registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) (File Number: 333-233468) and was declared effective by the SEC on May 4, 2021. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Joseph Stone Capital, LLC, by email at ccao@josephstonecapital.com, by calling +1 888-425-7593 or standard mail to Joseph Stone Capital, LLC, 42 Broadway, Suite 301, New York, NY 10004, USA. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About E-Home Household Service Holdings Limited

E-Home Household Service Holdings Limited is a household service company based in Fuzhou, China. The Company provides integrated household services through its website and WeChat platform “e家快服”, primarily including home appliance services and housekeeping services. For more information, visit the Company’s website at http://www.ej111.com/ir.html.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed Offering. Specifically, the Company’s statements regarding trading on the NASDAQ Capital Market and closing the Offering are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com